Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited

Cash and cash equivalents	16,651	17,684	11,046
Restricted deposits	185	178	-
Trade receivables	2,348	5,153	1,779
Inventories	1,920	1,470	1,200
Other receivables	852	421	927
Total current assets	21,956	24,906	14,952

Other receivables	230	-	469
Property, plant and equipment, net	2,471	2,694	2,478
Right of-use assets, net	1,429	1,747	1,548
Intangible assets, net	281	347	297
Total non-current assets	4,411	4,788	4,792

Total assets	26,367	29,694	19,744

Current maturities of long-term liabilities	2,572	1,884	2,408
Trade payables and accrued expenses	5,623	3,258	4,693
Other payables	3,055	5,172	3,620
Total current liabilities	11,250	10,314	10,721

Deferred revenues	91	693	119
Liabilities in respect of IIA grants	7,897	7,275	7,885
Liabilities in respect of purchase of shares	3,642	4,733	3,922
Lease liabilities	1,239	1,590	1,391
Severance pay liability, net	303	273	288
Total non-current liabilities	13,172	14,564	13,605

Total liabilities	24,422	24,878	24,326

Shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of March 31, 2022, December 31, 2021 and March 31, 2021; Issued and Outstanding: 33,140,633 as of March 31, 2022, 27,272,818 as of December 31, 2021 and : 27,245,271 as of March 31, 2021	93	75	75
Share premium	153,962	142,577	143,869
Foreign currency translation reserve	(14)	(29)	(19)
Accumulated deficit	(152,096)	(137,807)	(148,507)
Total equity (deficit)	1,945	4,816	(4,582)

Total liabilities and equity	26,367	29,694	19,744

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited

Revenues from sale of products	1,102	2,518	9,613
Revenues from development services	3,089	2,940	12,372
Revenues from license agreements	216	389	1,778
Total revenues	4,407	5,847	23,763

Cost of revenues from sale of products	391	1,140	4,983
Cost of revenues from development services	2,541	2,273	9,907
Cost of revenues from license agreements	15	18	102
Total cost of revenues	2,947	3,431	14,992

Gross profit	1,460	2,416	8,771

Research and development	2,408	2,242	10,256
Selling and marketing	919	822	3,388
General and administrative	1,417	1,273	6,348
Total operating expenses	4,744	4,337	19,992

Operating loss	(3,284)	(1,921)	(11,221)

Financial income	139	11	11
Financial expense	(440)	(941)	(2,314)
Financing expenses, net	(301)	(930)	(2,303)

Loss before taxes on income	(3,585)	(2,851)	(13,524)

Taxes on income	(4)	-	(27)

Net loss	(3,589)	(2,851)	(13,551)

Other comprehensive income :
Foreign currency translation adjustments	5	11	21
Total comprehensive loss	(3,584)	(2,840)	(13,530)

Loss per share data
Basic and diluted net loss per share - USD	(0.12)	(0.10)	(0.50)
Number of shares used in calculating basic and diluted net loss per share	28,733,130	27,236,876	27,244,475

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of December 31, 2021	75		143,869		(19)	(148,507)	(4,582)

Loss for the period	-		-		-	(3,589)	(3,589)
Other comprehensive income	-		-		5	-	5
Total comprehensive income (loss)	-		-		5	(3,589)	(3,584)
Issue of ordinary shares	18		9,748		-	-	9,766
Exercise of options	(*	)	(*	)	-	-	(* )
Share-based compensation	-		345		-	-	345

Balance as of March 31, 2022	93		153,962		(14)	(152,096)	1,945

Balance as of December 31, 2020	75		142,193		(40)	(134,956)	7,272

Loss for the period	-		-		-	(2,851)	(2,851)
Other comprehensive income	-		-		11	-	11
Total comprehensive income (loss)	-		-		11	(2,851)	(2,840)
Exercise of options and RSU’s	(*	)	(*	)	-	-	(* )
Share-based compensation	-		384		-	-	384

Balance as of March 31, 2021	75		142,577		(29)	(137,807)	4,816

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272

Loss for the period	-		-	-	(13,551)	(13,551)
Other comprehensive income	-		-	21	-	21
Total comprehensive income (loss)	-		-	21	(13,551)	(13,530)
Exercise of options	(*	)	3	-	-	3
Share-based compensation	-		1,673	-	-	1,673

Balance as of December 31, 2021	75		143,869	(19)	(148,507)	(4,582)

(*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(3,589)	(2,851)	(13,551)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	321	273	1,238
Share-based compensation	345	384	1,673
Revaluation of liabilities in respect of IIA grants	234	275	919
Revaluation of liabilities in respect of purchase of shares	137	152	590
Revaluation of lease liabilities	(14)	(44)	188
Increase (decrease) in severance pay liability, net	20	(10)	13
Net financing income	-	(11)	(11)
Un-realized foreign currency (gain) loss	245	256	(137)

	1,288	1,275	4,473
Changes in asset and liability items:
Decrease (increase) in trade receivables	(579)	(2,407)	929
Decrease (increase) in inventories	(710)	(45)	257
Decrease (increase) in other receivables	125	37	(763)
Increase in trade payables and accrued expenses	283	272	1,723
Increase (decrease) in other payables and deferred revenues	(883)	806	(1,984)

	(1,764)	(1,337)	162

Net cash used in operating activities	(4,065)	(2,913)	(8,916)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(160)	(218)	(489)
Interest received	-	35	35
Proceeds from short term bank deposits, net	-	4,006	4,002

Net cash (used in) provided by investing activities	(160)	3,823	3,548

Cash Flows from Financing Activities:

Repayment of leases liabilities	(178)	(131)	(693)
Proceeds from issuance of shares, net	10,417	-	3
Repayment of IIA grants, net	(162)	(180)	(360)

Net cash provided by (used in) financing activities	10,077	(311)	(1,050)

Exchange rate differences on cash and cash equivalent balances	(247)	(291)	88

Increase (decrease) in cash and cash equivalents	5,605	308	(6,330)

Balance of cash and cash equivalents at the beginning of the period	11,046	17,376	17,376

Balance of cash and cash equivalents at the end of the period	16,651	17,684	11,046

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	-	-	155
Exercise of RSU’s	177	43	147

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	GENERAL

a.	Description of the Company and its operations:

MediWound Ltd. was incorporated in Israel. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  The Company’s current portfolio is focused on next-generation bio-active therapies for burn and wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian, Taiwanese, Ukrainian, United Arab Emirates, Chilean, Peruvian and Switzerland Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in the European Union, United Kingdom, Norway, Switzerland and Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other international markets the Company sells NexoBrid through local distributors which are also responsible for obtaining the local marketing authorization within the relevant territory. In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America upon FDA's approval.

The Company’s second investigational innovative product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds, is currently under a U.S. phase 2 study and in January 2022, a positive topline results were announced from this study. Patient follow-up is ongoing and additional data, including secondary and exploratory endpoints as well as additional safety measurements, will allow further evaluation of clinical benefits, in the second quarter of 2022.

The third clinical-stage innovative product candidate, MW005, is a topical biological drug candidate for the treatment of non-melanoma skin cancers. A U.S. phase 1/2 study of MW005 for the treatment of low-risk basal cell carcinoma (BCC) was initiated in July 2021, and an investigator-initiated phase II trial of MW005 in non-melanoma skin cancer is being conducted in parallel in Israel.

b.
The Company's securities are listed for trading on NASDAQ since March 2014. In March, 2022, the Company completed a public offering. A total of 5,208,333 new ordinary shares were issued at a public offering price of $1.92 per share. The gross proceeds before deducting underwriting discounts and commissions and offering expenses, were approximately $10 million. (see also Note 3).

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. are currently inactive companies.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	GENERAL (Cont.)

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") valued at up to $168,000 for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. In February 2022 BARDA has expanded its awarded contract providing supplemental funding of approximately $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program.

e.
On February 17, 2022 the Company engaged with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), for a $1.7 million contract for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army.

f.
On June 29, 2021, the Company received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding its Biologics License Application (BLA) seeking approval of NexoBrid for eschar removal (debridement) in adults with deep partial-thickness and/or full-thickness thermal burns.

The FDA communicated that it had completed its review of the BLA, as amended, and has determined that the application cannot be approved in its present form. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information. The FDA acknowledged receipt of several CMC amendments, submitted by the Company in response to the CMC information requests, which were not reviewed yet by the FDA.

The FDA also stated that an inspection of NexoBrid's manufacturing facilities in Israel and Taiwan, are required before the FDA can approve the BLA, but it was unable to conduct the required inspections during the current review cycle due to COVID-19 related travel restrictions. The FDA stated that it will continue to monitor the public health situation as well as travel restrictions and is actively working to define an approach for scheduling outstanding inspections. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested the Company to provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. The FDA also requested to provide a safety update as part of its BLA resubmission, although there were no safety issues raised in the CRL.

Following a productive Type A meeting with the FDA, the Company gained clarity on a path forward for resubmission of its NexoBrid BLA, which is anticipated in mid-2022. In addition, the FDA’s facility inspection schedule which has been affected by COVID-19-related travel restrictions, is required before the FDA can approve the NexoBrid BLA.
Consequently, the Company expects the timing of the potential approval of NexoBrid to be impacted.

g.	The Company addresses the challenges associated with the ongoing COVID-19 pandemic, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

  The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2021 that were included in the Annual Report on Form 20-F filed on March 17, 2022.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021 that were included in the Annual Report on Form 20-F filed on March 17, 2022.

NOTE 2:	EQUITY

On March 7, 2022, the Company completed a public offering. A total of 5,208,333 new ordinary shares were issued in consideration to offering price of $1.92 per share. The net proceeds were $8,641, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 623,082 ordinary shares at the public offering price, less underwriting discounts and commissions at an additional net proceeds of $1,125.

As part of the above- mentioned public offering, certain entities affiliated with CBI purchased 1,458,333 of ordinary shares at the public offering price.